SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As of and for the three months ended
March 31, 2003 and 2002

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ‘‘10¾% Notes’’ are to the 10¾% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10¾% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘11¼% Notes’’ are to the 11¼ % Senior Subordinated Guaranteed Notes due December 1, 2009. The 11¼% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘10⅞% Notes’’ are to the 10⅞% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10⅞% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10¾% Notes, 11¼% Notes and 10 7/8% Notes (together, the ‘‘Existing Notes’’) are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the ‘‘Form 6-K’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America, references to ‘‘€’’ and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three months ended March 31, 2003 included in this Form 6-K have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 13 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IFRS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN 4.0512, the Fixing Rate announced by the Polish National Bank on March 31, 2003.

____________________________

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

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TABLE OF CONTENTS

Item 1. Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3. Quantitative And Qualitative Disclosures About Market Risks

Part II. Other Information

Item 1. Legal proceedings

Item 2. Material contracts

Item 3. Business environment

SIGNATURES

Part I. Financial Information

Item 1. Financial Statements

See “Financial Statements” attached to this form 6-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) domestic or foreign political or economic instability; (vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry; (xi) concentration of credit risk; (xii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.

Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 13 to the Financial Statements for the three month periods ended March 31, 2003 and 2002, and as of March 31, 2003 and December 31, 2002 . The financial data presented in accordance with International Financial Reporting Standards included and discussed below for the three month periods ended March 31, 2003 and 2002, and as of March 31, 2003 have been derived from unaudited Financial Statements.

Statement of Operations Data

	Three months ended March 31, 2003		Three months ended March 31, 2002
	$(1)	PLN	PLN
	(in thousands, except subscriber and churn rate data)
Income Statement Data
International Financial Reporting Standards (unaudited)
Net sales:
Service revenues and fees	304,884	1,235,147	1,073,195
Sales of telephones and accessories	9,766	39,563	52,985
Total net sales	314,650	1,274,710	1,126,180
Cost of sales:
Cost of services sold	(137,953)	(558,878)	(446,445)
Cost of sales of telephones and accessories	(84,453)	(342,134)	(241,036)
Total cost of sales	(222,406)	(901,012)	(687,481)
Gross margin	92,244	373,698	438,699
Operating expenses:
Selling and distribution costs	(41,143)	(166,678)	(136,507)
Administration and other operating costs	(14,073)	(57,015)	(53,485)
Total operating expenses	(55,216)	(223,693)	(189,992)
Operating profit	37,028	150,005	248,707
Interest and other financial expenses, net	(26,853)	(108,785)	(181,851)
Profit before taxation	10,175	41,220	66,856
Taxation benefit/(charge)	298	1,208	(14,626)
Net profit	10,473	42,428	52,230
U.S. GAAP (unaudited)
Revenues	314,642	1,274,679	1,126,402
Cost of sales	(221,864)	(898,817)	(685,380)
Operating expenses	(55,216)	(223,693)	(189,992)
Interest and other financial expenses, net	(55,997)	(226,855)	(245,631)
Taxation (charge)/benefit	3,229	13,081	(7,181)
Net loss	(15,206)	(61,605)	(1,782)
Other Financial and Operating Data (unaudited)
EBITDA (IFRS) (2)	94,260	381,867	476,836
EBITDA (U.S. GAAP) (2)	94,196	381,608	476,845
Net cash from operating activities	99,564	403,355	403,391
Net cash used in investing activities	(29,929)	(121,247)	(210,073)
Net cash used in financing activities	(75,362)	(305,306)	(203,583)
Subscribers at end of period		5,240,373	3,973,192
Monthly churn rate (%) (3)		1.2	2.0

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 4.0512 per $1.00, the Fixing Rate announced by the National Bank of Poland on March 31, 2003.  The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2)

EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company’s profitability or liquidity. Please refer to the reconciliation of the EBITDA amounts presented below

(3)

The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data
	At March 31, 2003 (unaudited)		At December 31, 2002
	$(1)	PLN	PLN
	(in thousands)
International Financial Reporting Standards
Long-term assets and deferred taxes	1,579,667	6,399,547	6,343,195
Total assets	1,804,061	7,308,613	7,265,044
Long-term liabilities, deferred tax liabilities and provisions	1,226,032	4,966,901	5,038,435
Total liabilities	1,443,017	5,845,950	5,912,517
Shareholders’ equity	361,044	1,462,663	1,352,527
U.S. GAAP
Long-term assets and deferred taxes	1,521,179	6,162,602	6,222,084
Total assets	1,789,394	7,292,762	7,378,253
Shareholders’ equity	300,780	1,218,520	1,213,927

Reconciliation of the EBITDA amounts

	Three months ended March 31, 2003		Three months ended March 31, 2002
	$(1)	PLN	PLN
	(in thousands)
IFRS (unaudited)
Operating income	37,028	150,005	248,707
Depreciation and Amortization	57,232	231,862	228,129
EBITDA	94,260	381,867	476,836

U.S. GAAP (unaudited)
Operating income	37,562	152,169	251,030
Depreciation and Amortization	56,634	229,439	225,815
EBITDA	94 196	381 608	476,845

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In 2001 we started offering fast GPRS data transmission using our GSM network.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. All operators are currently required to launch UMTS services no later than January 1, 2005 and no earlier than January 1, 2004. Operators are required to cover 20 percent of the population of Poland by the end of 2005 and 40 percent of the population by the end of 2008.

In order to prepare for the launch of the UMTS network, we have been conducting tests of the new technology. During a telecommunications trade fair in Bydgoszcz in September 2002 we demonstrated a test video telephone connection using UMTS technology. This simultaneous transmission of voice and picture shows future capabilities of UMTS technology – capabilities that will enable new forms of communication in the near future. This demonstration was part of our ongoing work on three UMTS trials with our main infrastructure suppliers: Siemens, Ericsson and Alcatel.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, information services, wireless Internet access (enabled by WAP and GPRS technology). We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users on our post-paid service and expanding our exposure to the fast growing but lower usage pre-paid segment whilst minimizing churn to increase recurring cash flow from each of our subscribers. We also provide roaming capabilities to our subscribers through 263 international roaming agreements with GSM operators in 106 countries (as at April 30, 2003), including all European countries with GSM services. Based on these agreements we provide prepaid roaming services and GPRS roaming services in 22 countries and 31 countries respectively.

Since our inception, we have benefited from the experience, expertise and financial and operating support of T-Mobile, Elektrim Telekomunikacja Sp. z o.o. and MediaOne and of their parent companies, Deutsche Telekom AG, Vivendi Universal S.A. and Elektrim, and from employees seconded from these companies.

The high quality standard of service that we provide has been confirmed by a series of ISO certifications. The latest achievement is the Quality Management System ISO 9001:2000 certificate, which is unique in that it covers all business processes of the Company.

We have achieved rapid growth in our subscriber base since we launched our first services in September 1996. For the quarter ended March 31, 2003, we generated an average of approximately124 thousand additional net subscribers per month compared to approximately 66 thousand in the corresponding period of 2002. In the first quarter of 2003 our churn rate decreased to an average of 1.2% per month from an average of 2.0% per month in the first quarter of 2002. As of March 31, 2003, we provided wireless services to approximately 2.6 million post-paid subscribers and approximately 2.6 million pre-paid subscribers. Since we started our activity we have been using Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent  brand  in advance of the UMTS launch. We also launched two sub-brands Era Biznes, for business customers, and Era Moja for private customers, as a follow up for the strategy change in November 2000. We also use Era Tak Tak brand for our pre-paid services.

. The following table sets forth key business indicators:

	Three months ended March 31, 2003	Three months ended March 31, 2002

Subscribers:
Gross subscribers additions	553,927	425,765
Churn rate (monthly average) (%)	1.2	2.0
Net subscriber additions	372,085	197,540
Total subscribers	5,240,373	3,973,192
Of which:
Post-paid subscribers	2,624,967	2,350,758
Pre-paid subscribers	2,615,406	1,622,434
Growth of total subscriber base in the preceding twelve months (%)	31.9	28.6
Traffic:
Average monthly minutes of use	77.5	97.6*
Average monthly number of SMSs	22	16
Average monthly revenue per user	79.4	90.2*
Change from prior year (%)	(12.0)	(11.7)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.5	95.9
Population covered (%)	99.5	99.4

Data for three months eneded March 31, 2002 restated according to definitions used in 2003 to ensure comparability.

We provide average monthly revenue per user as a useful measure of demand for our services. As different groups of clients may have different propensities to use and pay for services provided by us, we measure the average revenue per user separately for customers from the pre-paid and post-paid segments of the market as a useful information about their impact on the revenues we generate and the value of those customers to us. To calculate average revenue per user we divide certain service revenues (including interconnect fees for incoming calls) that clients generate by the average monthly number of those clients in the period.

	Three months ended March 31, 2003	Three months ended March 31, 2002
All customers
Service revenues and fees1)	1,201,574	1,045,597
Average number of subscribers	5,047,191	3,866,070
Average revenue per user	79.4	90.2

Post-paid customers
Service revenues and fees1)	981,717	893,899
Average number of post-paid subscribers	2,558,796	2,348,497
Average revenue per post-paid user	127.9	126.9

Pre-paid customers
Service revenues and fees1)	219,857	151,698
Average number of pre-paid subscribers	2,488,395	1,517,573
Average revenue per pre-paid user	29,5	33.3

1) Service revenues and fees, which are not included in the calculation of average revenue per user include revenues generated by customers of other networks roaming in our network, fees we receive for activating new clients and for selling our transmission lines capacity (leased lines) and other revenues not related to the use of services by our subscribers. The items not included in the calculation of average revenue per user constituted 2.7% and 2.6% of total service revenues and fees in the periods of three months ended March 31, 2003 and March 31, 2002, respectively.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 5.2 million subscribers, a 35.4% share of the total Polish wireless market and a 38.6% share of the post-paid market, in each case, as of March 31, 2003. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, distribution network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of March 31, 2003, our GSM network covered approximately 96.5% of the geographic area of Poland, representing approximately 99.5% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 19 dealers with 836 points of sale and more than 500 Authorized Business Advisors, a direct sales force of 110 Business Advisors and a national network of our own 68 retail outlets.

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate in our network, including international calls that originate outside Poland and terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for roaming calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and call forward cost of their incoming calls.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message, paid by the operator in whose network the message has been originated to the operator who terminates the message. During the first quarter of 2003 revenues amounting to PLN 16.7 million were recognized from this source.

Our revenues depend on the level of competition in the Polish telecommunications market. Competition in the market may increase if the Polish Government decides to run a tender for a fourth mobile operator in the future or if any of the entities which have obtained licenses to operate virtual mobile networks agree with one of the existing operators on terms permitting access to the incumbent’s network and launch their operations.

The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market and increase our revenues over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Our revenues depend on the number of subscribers, call and data volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and traffic volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall continuously as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated by the increase in our pre-paid subscriber base.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

During the first quarter of 2003, we attracted approximately 554 thousand new gross subscribers, approximately 30.1% more than in the first quarter of 2002. We increased our total net subscriber base by 31.9% to 5,240,373 subscribers as of March 31, 2003, from 3,973,192 subscribers as of March 31, 2002. As of March 31, 2003, our subscribers consisted of approximately 50.1% post-paid subscribers and 49.9% pre-paid subscribers. During the first quarter of 2003, our post-paid subscriber base reached 2,624,967 subscribers, an 11.7% increase from 2,350,758 at the end of the first quarter of 2002. Pre-paid subscribers totaled 2,615,406, which represents a 61.2% growth over 1,622,434 a year ago. The majority of new customers select pre-paid tariffs. While it was still the case during the last three months, the proportion of new customers selecting post-paid tariffs has increased in the first quarter of 2003 to 43.5% from approximately 39.7% in the corresponding period of 2002 and 36.2% in the fourth quarter of 2002. We believe that such an up-tick in the proportion of post–paid subscribers in our gross additions is driven by successful promotional activities, as well as the new post-paid tariff plans introduced in October 2002, including, among other attractive features, optional per 1 second billing, which represented the first major price reductions in the post- paid tariffs since November 2000.

We estimate that the overall Polish wireless market grew by approximately 6.6% in the first quarter of 2003 to approximately 14.8 million subscribers, representing 38.7% market penetration.

During the last several quarters, the total prepaid market grew much faster than the postpaid market with growth of 8.7% and 4.3% respectively in the three months ended March 31, 2003.

We estimate our prepaid and postpaid market shares at 32.6% and 38.6%, respectively at the end of the first quarter of 2003, compared to 31.7% and 38.8%, respectively, at the end of the fourth quarter of 2002. During the first quarter PTC has stepped up its efforts in the postpaid private market to complement the good performance seen in the business and prepaid segments during 2002. Management believes that the new tariffs and non-voice advantages of our Omnix service leave us better placed than in 2002 to make satisfactory returns on acquisition investment in the postpaid private segment.

Our subscriber base represents approximately 35.4% of the total wireless market, which continues to position us as the leader among wireless services providers in Poland. Through our higher than average exposure to postpaid subscribers and business customers, we are able to maintain a revenue market share estimated at approximately 37.0%.

PTC’s share of net additions in the first quarter of 2003 is estimated at 40.4% versus approximately 25.4% a year earlier. This improvement in share has been achieved through greater acquisition, retention and marketing investments that reduced EBITDA margin from 42.3%1 in the first quarter of 2002 to 30.0%1 in the first three months of 2003. However, this investment should pay back through faster revenue growth in subsequent quarters.

Churn Rate

”Churn” refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles (by dividing the number of deactivations during a given period by the average subscriber base for such period). Prior to December 2000, pre-paid subscribers were treated as having churned if they had not recharged their pre-paid coupons within a six-month period. Since then, our policy changed in that following the recent change introduced in December 2002 pre-paid customers are deactivated twelve months after the last recharge, in line with the policies of our competitors. In accordance with this policy, in December 2002 we extended the dormancy period of pre-paid accounts to compensate for shorter coupon validity periods introduced in previous quarters.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, approximately equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years).

Non-payment churn is managed through sophisticated fraud, credit checking and dunning techniques. Customers whose initial two-year contract has expired are free to terminate their service, without additional charges. Over the past two years the proportion of post-paid customers reaching the end of their initial subscription contracts has increased significantly. We have responded by initiating and successfully improving a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. It was upgraded in April 2003 by offering new awards for our subscribers, who can obtain packages of free airtime minutes or SMSs. For higher ARPU customers who decide to extend their contracts with us we offer a handset replacement program.. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

The average monthly churn rate in the first quarter of 2003, was 1.2% compared to 2.0% as an average in the first quarter of 2002. The average monthly churn rate for post-paid subscribers in the first quarter of 2003 decreased to 1.7% compared to 2.5% in the corresponding period of 2002.

The churn rate for pre-paid customers decreased to 0.7% in the first quarter of 2003, compared to 1.2% in the corresponding quarter of 2002. This was partly due to the extension of the dormancy period of pre-paid accounts, which took place in December 2002, as described above.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The monthly revenue generated by post-paid customers is on average 4.3 times higher than the revenue coming from pre-paid customers. Another advantage of the post-paid market lies in the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being acquisition costs at only 4.5% of post-paid levels, generation of cheap-to-supply off peak traffic, high unit profit margins and no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes to cover fixed costs.

Our subscriber base currently consists of 49.9% of pre-paid subscribers and 51.1% of post-paid subscribers. The company expects the proportion of its pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of ”machine to machine” or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

During 2002 we introduced new tariff plans for post-paid retail and business customers as well as for pre-paid customers. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. During the first quarter of 2003 our offer consisted of ten post-paid tariff structures and three pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls can be optionally differentiated depending on the time of day a call is made or if the call is made within the Era network or to other operators, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission.

We regularly run promotions in which our price for service activation, handsets or both have been reduced for the time of promotion period. However, our price level will depend on the level of competition in the Polish GSM telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnect agreements with Telekomunikacja Polska S.A (“TPSA”), Polkomtel, Centertel, El-Net, Netia and other fixed-line operators.

Starting from July 1, 2002, we began offering a new tariff plan for pre-paid subscribers. Launch of the new tariff plan aims to further increase attractiveness of our pre-paid offer and follows the changes introduced in May 2002 (SMS focused tariff plan). The new tariff plan “Together” is for those who make most of their calls within the Era network (cheap intra-network calls and SMSs). We also revised the existing “All Day” tariff and refreshed the “You and Me” tariff as “SMS Fan”, featuring cheap SMS rates. All pre-paid customers transitioned automatically from the previous plans to the new cheaper plans.

Starting from October 21, 2002, we introduced new tariff plans for both post-paid private and post-paid business customers. The main innovations introduced together with these tariff plans are: optional per 1 second billing (for an additional monthly fee), bundled minutes-SMSs exchangeability, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. The new set of monthly fee and bundled minute options is tailored more to higher ARPU customers. These new post-paid tariffs are expected to reduce post-paid ARPU over coming quarters but also support usage levels due to elasticity effects. Improving our price positioning and introducing pricing innovations to the market is intended to support our market share leadership in the post-paid market. These were the first major price reductions on post-paid tariffs since November 2000.

On May 6, 2003, PTC introduced new tariffs for post-paid subscribers. A differentiating feature of the new tariffs is a digressive rate per minute for an increasing volume of use. These are the only tariffs in the market which do not include airtime minutes bundled in the monthly fee, but instead offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers. These tariffs will be marketed in conjunction with our existing range of bundled minutes tariffs that were refreshed last October. We believe this new approach will best meet customer preferences.

Minutes of Use

The average number of Minutes of Use (”MoUs”) per month in the first quarter of 2003 was 77.5 compared to 97.6 in the corresponding quarter of 2002. The average number of MoUs per month was 123.6 minutes for post-paid subscribers and 30.1 minutes for pre-paid subscribers compared to 137.6 and 35.8 in the first quarter of 2002.

This decrease in the average number of MoUs was caused by an increasing proportion of pre-paid subscribers among our customers as well as by a decreasing volume of incoming minutes from fixed-line operators due to mobile substitution effect. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many of our customers results in lower reported usage for a given length of actual talk-time.

We seek to stimulate usage by increasing the number of free minutes in a bundle, proposing cheaper rates for connections in selected directions or time periods, lowering tariffs and the introduction of one-second billing for post-paid customers.

Short Message Services

The average number of SMS was 22 SMSs per subscriber per month in the first quarter of 2003 compared to 16 in the first quarter of 2002. The average monthly number of SMSs was 23 SMSs per post-paid subscriber and 22 SMSs per pre-paid subscriber compared to 17 and 15, respectively in the three months ended March 31, 2002.

The increase in the first quarter of 2003 was primarily due to the decrease of SMS prices offered as part of our new tariffs, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

We believe that the number of SMSs will increase in future, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User2

For the quarter ended March 31, 2003 our overall ARPU was PLN 79.4, a decrease from PLN 90.2 in the quarter ended March 31, 2002. The ARPU for postpaid customers and for prepaid customers was PLN 127.9 and PLN 29.5 respectively, as compared to PLN 126.9 and PLN 33.3 the year before.

The decrease in the blended ARPU was driven by continuing changes in customer mix, namely significant growth in the number of prepaid customers.

Lower prepaid ARPU was the result of a dilution of average ARPU in the prepaid segment as it grows strongly with successively lower ARPU from new users of mobile services.

The increase in postpaid ARPU can be attributed to an increased proportion of business customers in our postpaid subscriber base and increasing revenues from non-voice services. ARPU for both postpaid and prepaid subscribers was positively affected by revenues coming from interconnect agreement with PTK Centertel which has been effective since mid June 2002 and interconnection revenue from SMS traffic originated in the two other mobile networks in Poland and terminated in the PTC network. The SMS interconnect agreements have been effective since February 1, 2003.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers) for purposes of customer acquisition or retention;

•

amortization and depreciation charges associated with licenses fees and fixed assets;

•

other external services and network maintenance fees;

•

payments for the provision by third parties, principally TPSA, of leased lines between other operators’ networks and our network, and also between elements of our network;

•

commission payments to the dealers and sales force associated with subscriber acquisition and retention; and

•

payments to other operators for delivering calls that terminate outside our network.

We anticipate that as our network and subscriber base grows and the business matures in the coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales for acquisition purposes and fixed asset amortization and depreciation charges towards aggregated leased line and interconnection fees, which vary with call volumes, content fees for data services and cost of merchandise sales for retention purposes.

Until January 1, 2003, TPSA had been the only entity in Poland permitted to provide international telecommunications services. In view of the liberalization of the international services market we have entered into interconnection agreements with certain foreign operators to carry international inbound and outbound traffic to and from our network, respectively. The pricing obtained for these services is now significantly more favourable than the arrangements with TPSA prior to January 1, 2003.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message paid by the operator in whose network the message has been originated to the operator who terminates the message. In the first quarter of 2003 the cost of SMS interconnect amounted to PLN 15.8 million.

Operating Expenses

Our operating expenses consist of:

•

selling and distribution costs (other than fixed commissions to the dealers and sales force, who acquire subscribers, that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

•

administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended March 31, 2003 and 2002

Net Sales

Total net sales increased by approximately 13.2% to PLN 1,274.7 million in the three months ended March 31, 2003 from PLN 1,126.2 million in the three months ended March 31, 2002.  Total net sales consist of service revenues and fees and sales of telephones and accessories.

Service Revenues and Fees.  Service revenues and fees increased by 15.1% to PLN 1,235.1 million in the three months ended March 31, 2003 from PLN 1,073.2 million in the three months ended March 31, 2002. Service revenues and fees represented 96.9% of total net sales in the first quarter of 2003 compared to 95.3% in the corresponding period of 2002.

The increase in service revenues and fees in the three months ended March 31, 2003 compared to the three months ended March 31, 2002 was due primarily to an increase in the number of subscribers of approximately 31.9%.  We believe that these substantial increases in our subscriber base in the above periods were due primarily to the success of our marketing efforts in attracting new customers in a dynamic market.

Growth in revenues coming from an increased number of subscribers was partially offset by:

•

increased proportion of lower ARPU pre-paid customers in the subscriber base;

•

a decrease in the average monthly number of MoUs in both post-paid and pre-paid segments;

•

the inclusion of a higher number of bundled free minutes or SMSs in the monthly fee, as well as different options of cheaper call rates for specified directions or time periods, in our new tariffs.

Our revenues were positively impacted by interconnection settlements with PTK Centertel for voice traffic and with both  mobile operators for SMS traffic. These interconnect agreements contributed 4% and 1.3% respectively to the first quarter 2003 revenues.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 25.3% to PLN 39.6 million in the three months ended March 31, 2003, from PLN 53.0 million in the three months ended March 31, 2002. Revenues on sales of telephones and accessories represented 3.1% of total net sales in the three months ended March 31, 2003, compared to 4.7% in the three months ended March 31, 2002.

The decrease in value of telephones and accessories sold reflects a lower share of sales of bundled handsets and SIM cards for pre-paid activations relative to starter packs, which include only a SIM card, in comparison to the first quarter of 2002, as well as sales of subsidized handsets for newly acquired postpaid subscribers and existing subscribers receiving replacement phones in our retention programs.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from airtime revenues, including revenues related to non-voice services, and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes will have an increasingly negative impact on our results of operations.

Cost of Sales

Total cost of sales increased by 31.1% to PLN 901.0 million in the three months ended March 31, 2003 from PLN 687.5 million in the three months ended March 31, 2002.  Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold.  Costs of services sold increased by approximately 25.2% to PLN 558.9 million in the three months ended March 31, 2003 from PLN 446.4 million in the three months ended March 31, 2002.

The increase in cost of services sold in the first quarter of 2003 compared to the first quarter of 2002 was due primarily to:

•

almost threefold increase in interconnection charges to PLN 163.3 million in the first quarter of 2003 from PLN 59.8 million in the corresponding period of 2002, as a higher proportion of traffic moves to mobile networks and away from the fixed line networks, plus the inclusion of PLN 67.2 million of charges for interconnection with PTK Centertel, following a new interconnection agreement effective since mid-June 2002. SMS interconnect charges constituted another new element affecting this cost category  and amounted to PLN 15.8 million in the first quarter of 2003. Correcting for the new interconnect cost items, cost of services sold would have increased by 6.6% compared to the first quarter of 2002;

•

a  80.6% increase in commission charges to PLN  39.2 million in the first quarter of 2003 from PLN  21.7 million in the first quarter of 2002. The increase in commission charges was mainly due to a significantly higher number of gross additions recorded in the first quarter of 2003 comparing to the corresponding period of the previous year.

Cost of Sales of Telephones and Accessories.  Cost of sales of telephones and accessories increased by PLN 101.1 million, or 41.9%, to PLN 342.1 million in the three months ended March 31, 2003 from PLN 241.0 million in the three months ended March 31, 2002. The increase in the cost of telephones and accessories is the result of the following factors:

•

a significant increase in the number of gross additions, including an increased share of post-paid subscribers acquiring subsidized handsets during promotions;

•

attractive and therefore more expensive handsets offered to new post-paid customers;

•

continuation of retention programs, involving offers of subsidized replacement terminals for our high ARPU customers;

•

depreciation of the zloty against the euro, when comparing average exchange rates in the first quarters of 2002 and 2003. Our contracts for deliveries of handsets and accessories are based on price lists in euro. The average exchange rate in the first quarter of 2003 amounted to 1 Euro=4.1880 PLN in comparison with 1 Euro=3.6185 PLN in the same period of 2002, which constitutes a Zloty depreciation against Euro of 15.7%, which adversely impacted costs of handsets and accessories;

•

re-stocking of distribution channels and increasing stock levels of post-paid terminals in dealer channels. Approximately PLN 32.0 million of terminals were expensed in the first quarter of 2003 that will be activated during subsequent quarters.

The increase in cost of sales of telephones and accessories was partially offset by a high share of pre-paid subscribers among our gross additions, who tend to buy less sophisticated, cheaper handsets, and a shift towards starter packs and away from pre-paid handset sales.

Gross Margin

Gross margin decreased to PLN 373.7 million, or 29.3% of total revenues in the three months ended March 31, 2003, compared to PLN 438.7 million, or 39.0% in the three months ended March 31, 2002 as a result of faster growth on cost of sales side amounting to 31.1% in comparison with revenue growth equal to 13.2%. The decrease in gross margin in the three months ended March 31, 2003 compared to the three months ended March 31, 2002 was primarily due to increased cost of sales of telephones and accessories related to the fast subscriber growth recorded in the first quarter of 2003, ramping up of retention programs and weaker zloty impacting the cost of telephones and accessories, and a negative margin on interconnection charges related to the new PTK Centertel and SMS interconnect agreements.

Operating Expenses

Operating expenses increased by 17.7% to PLN 223.7 million in the three months ended March 31, 2003 from PLN 190.0 million in the three months ended March 31, 2002.  Operating expenses consist of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs increased to 13.1% in the three months ended March 31, 2003 from 12.1% in the three months ended March 31, 2002. In absolute terms, selling and distribution costs increased by 22.1% to PLN 166.7 million in the three months ended March 31, 2003 from PLN 136.5 million in the three months ended March 31, 2002. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers. The number of new subscribers acquired in the first three months of 2003 was significantly higher than in the corresponding period of 2002, when the number of gross additions and the related marketing spend was low.

The increase in selling and distribution costs in absolute terms in the three months ended March 31, 2003 compared to the three months ended March 31, 2002 was primarily due to an increase in advertising costs.

Administration and Other Operating Costs.  As a percentage of total net sales, administration and other operating costs were approximately 4.5% and 4.7% in the three months ended March 31, 2003 and 2002, respectively.  Administration and other operating costs increased by approximately 6.6% to PLN 57.0 million in the three months ended March 31, 2003 from PLN 53.5 million in the three months ended March 31, 2002. The increase in this cost category was mainly due to higher external services costs and higher depreciation and amortization charges, which were partly offset by savings in wages and salaries, social security and other benefits and other cost items.

Operating Profit

Due to the above described factors referring to revenues, cost of sales and operating expenses, operating profit decreased to PLN 150.0 million for the three months ended March 31, 2003 comparing to PLN 248.7 million  for the corresponding period of the previous year. Operating margin was 11.8% and 22.1% in the three months ended March 31, 2003 and 2002, respectively.

Financial Expenses

Foreign exchange losses, interest expense and other financial gains resulted in a net financial expense of PLN 108.8 million in the three months ended March 31, 2003 compared to the net financial expense of PLN 181.9 million in the first quarter of 2002.

For the three months ended March 31, 2003, net interest expense was PLN 82.5 million, compared to PLN 107.7 million a year ago, mainly due to a decline in the debt level coupled with the decline in Zloty and Euro interest rates, partly offset by a weaker Zloty exchange rate against the Euro negatively affecting the Zloty equivalent of foreign currency interest payments.

We expect that interest expenses will continue to have a significant impact on net results due to our highly leveraged structure of financing.

The majority of our debt is denominated in foreign currencies. Accordingly, in the Zloty terms, our financial expenses fluctuate as a result of changes in foreign exchange rates. The depreciation of the local currency against both the Euro (9.6 percent) and the U.S. dollar (5.5 percent) during the quarter resulted in a net foreign exchange loss of PLN 223.2 million, compared to a net foreign exchange loss of PLN 116.6 million for the first quarter of 2002. Foreign exchange gains in the first quarter of 2003 were PLN 19.1 million. Gross foreign exchange losses totaled PLN 302.7 million of which PLN 60.4 million was capitalized to fixed assets, leaving a P&L foreign exchange loss of PLN 242.3 million. Offsetting hedging gains (realization and fair value valuation of forward contracts and cross currency swaps) net of PLN 15.0 million which was capitalized, were PLN 120.6 million.

Net foreign exchange loss includes a gain of PLN 1.9 million that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currencies.

We anticipate that foreign exchange losses or gains will continue to have a significant impact on our results.

During the quarter, we recognized other financial gain net of PLN 196.9 million compared to PLN 42.4 million in the first quarter of 2002. Other financial gain net included a gain of PLN 8.3 million that relates to the realization of derivative transactions, mainly initiated to offset foreign currency exposures, and a gain of PLN 75.6 million relating to the fair value valuation of call options embedded in our Notes. The remaining gain of PLN 113.0 million relates to the fair value valuation of other derivative instruments, forward and swap contracts, and other financial expenses.

PTC is managing its foreign exchange and interest rate risks through its hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 41.2 million for the three months ended March 31, 2003, compared to a profit before taxation of PLN 66.9 million for the three months ended March 31, 2002.  For the three months ended March 31, 2003, we had a tax benefit of PLN 1.2 million compared to a tax charge of PLN 14.6 million for the three months ended March 31, 2002. The benefit resulted from a positive deferred tax change, mainly due to non-taxable income resulting from an increase in value of the options embedded in our Existing Notes.

Net profit

Net profit for the first quarter of 2003 amounted to PLN 42.4 million as compared to a net profit of PLN 52.2 million recorded in the corresponding quarter of 2002. The 18.8% decrease in net profit is the result of lower operating income partly offset by reduced interest and other financial expenses and a tax benefit for the three months ended March 31, 2003.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the three months ended March 31, 2003. Since launching services in 1996, we have not increased our tariffs as a result of inflation, while many of our costs, particularly labour costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

•

payment of UMTS license payables starting in 2005;

•

debt service requirements relating to existing debt; and

•

UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network. However, now that our coverage roll-out is virtually complete our expenditures on second generation telecommunication infrastructure are much lower than in earlier years. This trend will continue until we begin significant roll-out of our UMTS network, currently required in 2004. Investments in information technology and new service platforms will continue to be important elements of our expenditures over coming years.

Sources of Financing

Primary sources of financing available to us consist of the following:

•

cash flow from operating activities;

•

financing from banks;

•

financing from the issuance of Senior Subordinated Guaranteed Notes;

•

vendor financing; and

•

operating leases.

During 2001, we signed two credit agreements totaling €700 million with a Bank Consortium led by Deutsche Bank AG Luxembourg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, PTC has renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly.

Following the above amendments to the Bank Credit Facilities agreements, we decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 127.0 million of its aggregated US$ 253.2 million due in 2007 at the price of 105.375% with redemption date of August 20, 2002.

In the third quarter of 2002 we also repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11¼% Notes issued in November 1999. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes.

In the first quarter of 2003 we repurchased EUR 5.0 million of the 10⅞% Notes issued in May 2001. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The amounts of EUR 182.5 million of the 10⅞% Notes and EUR 282.75 million of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Existing Notes.

During the first quarter of 2003, after meeting interest payments, we were able to use our operating cash surplus to repay PLN 305.3 million of debt, including PLN 21.4 million for the redemption of Notes, as described above, PLN 311.0 million for repayment of our Bank Credit Facility, while utilization of our overdraft facility increased by PLN 27.1 million.

As of March 31, 2003, the undrawn amount under the Bank Credit Facilities totaled €528.3 million (which represents approximately 75.5% of the total Bank Credit Facilities).

We believe that our short-term (up to 12 months) liquidity position is relatively assured due to the expected continuation of strong operating cash flows, moderate investment recorded in the first quarter of 2003 and the absence of significant mandatory debt repayments during 2003 (other than Bank Credit Facilities roll-overs). However, the expected commencement of current income tax payments during 2003 will limit our ability to grow cash flow over the levels seen in 2002.

Under our current long-term business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

•

growth in our market penetration, our market share and the effectiveness of our competitors in such markets;

•

cost of new network equipment and maintenance of our networks;

•

regulatory changes;

•

currency exchange rate fluctuations and changes in interest rates;

•

the availability and terms of vendor financing;

•

our ability to meet build-out schedules;

•

changes in technology;

•

the availability of UMTS infrastructure and handsets; and

•

corporate income tax rates

As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure you that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

We may from time to time seek to retire certain outstanding debt obligations, which will require the approval of the senior lenders.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 403.4 million in the three months ended March 31, 2003 compared to PLN 403.4 million in the three months ended March 31, 2002. Non-cash provisions and net non-operating items for the same periods were PLN 359.1 million and PLN 432.9 million, respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash resulting from changes in working capital items was PLN 107.8 million in the three months ended March 31, 2003, compared to PLN 42.9 million in the three months ended March 31, 2002. The similar level of operating cash flows to the corresponding period of 2002 reflects the rapid growth of our subscriber base recorded in the first quarter of 2003, which affected our profitability and operational results.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 121.2 million in the three months ended March 31, 2003 compared to PLN 210.1 million in the same period of 2002. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 109.7 million in the three months ended March 31, 2003 and PLN 170.0 million in the corresponding period of 2002. These amounts differ from the amount of gross additions to tangible fixed assets because of the impact of credit payment terms on purchases of equipment, and due to interest and foreign exchange gains and losses capitalization, mainly into our UMTS licence carrying value.

Capital Expenditure for Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Capital expenditures, reflecting additions to tangible assets, for the three months ended March 31, 2003 totaled approximately PLN 53.5 million, 48.7% less than in the previous year. The growth in the proportion of pre-paid subscribers, who tend to call more often in the off-peak hours, enables us to improve our network utilization and decreases the need for new capital expenditures on network infrastructure. Reduced spending in the first quarter of 2003 also reflects a shift towards new services investments and away from capacity and coverage investments. However, due to accelerated subscriber growth, we expect the rate of usage growth to increase later in 2003, increasing our rate of investment.

Capital Expenditure for Intangible Fixed Assets

In the three months ended March 31, 2003, capital expenditures related to intangible assets, reflecting additions to intangible assets, amounted to PLN 13.7 million, compared to PLN 42.9 million in the first quarter of 2002.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 305.3 million in the three months ended March 31, 2003, compared to net cash used in financing activities of PLN 203.6 million in the corresponding period of 2002. The 2003 amount reflects the PLN 311.1 million repayment of the Bank Credit Facility and a repurchase of a part of the 10⅞% Notes issued in May 2001, partly offset by an increase in utilization of our overdraft facility. The amount for 2002 reflects a partial repayment of the revolving Bank Credit Facility.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and possibly longer, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services. However, now that our coverage roll-out is virtually complete our expenditures on second generation telecommunication infrastructure are much lower that in earlier years.

We anticipate that our capital investment will stay below historical averages until we commence our UMTS build-out. In the meantime, the majority of capital spending will be on network software, new service functionalities and information technology rather than on the 2G radio network. However, we are examining the capabilities, capacities and costs of EDGE (a technology which enhances the capacity of GPRS based data networks) enabling all or part of our 2G GSM network and we do not exclude the possibility that we may begin to make significant incremental investments in this technology in the future or even in advance of commencing our UMTS roll-out.

We expect our non-license capital expenditures to total approximately PLN 3.0 billion to PLN 3.5 billion between 2003 and 2005, of which up to 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of €390 million for the UMTS License over the period from 2005 to 2022.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for Zloty. For the convenience of the reader, this Form 6-K (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 4.0512, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2003; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN 4.4052, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2003.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with our treasury function. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on our earnings and value in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure.

Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (”Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (”Uncommitted Exposures”). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained. We may seek to cover individually identified Uncommitted Exposures providing they are in compliance with the Hedging Policy and constitute an integral part of annually accepted hedging strategy.

Translation Exposure.

Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions may be undertaken using the following instruments:

•

forward and Non Deliverable Forward (“NDF”) transactions;

•

currency swaps;

•

cross-currency interest rate swaps; or

•

FX options.

Interest Rate Risk

We are exposed to interest rate risk related to interest payables and, to a smaller extent, to interest receivables on short term investments. Interest rate risk exposure arises from external financing denominated both in domestic and foreign currency. Our interest bearing liabilities are based on fixed and floating interest rates.

Debt liabilities based on fixed interest rate are as follows:

•

the 10¾% Notes for the total value of U.S.$126,215,000

•

the 11¼% Notes for the total value of U.S.$150,000,000

•

the 11¼% Notes for the total value of €282,750,000

•

the 10 7/8% Notes for the total value of €182,500,000

Debt liabilities based on floating interest rate consist of our Bank Credit Facilities for the total bank commitments of €700 million of which €387.5 million is available in Zloty and €312.5 million is available in other currencies. The interest rate related to each drawdown is determined at the drawdown date and fixed for the maturity of the respective drawdown. Interest rate are subsequently reset at the time of any roll-over of existing drawdown.

The interest rate exposure consists of a risk of increasing short term interest rates which would result in higher financing costs as well as a risk of decrease of short term interest rates which may result in a decrease in returns on short-term investments. Interest rate exposure also arises from the possibility of decreasing long-term interest rates that would result in a relative increase in financing costs versus market yields. We are protected against such a scenario by a series of call options embedded into our Existing Notes. In general, much more important to us is the impact of interest rate fluctuations on the financing costs than on revenues.

Our interest rate exposure is managed by:

•

managing the maturity periods of investments and borrowings;

•

varying the proportions of our debt which bear interest on a fixed and a floating basis; and

•

varying the period of time for which the interest rate is fixed in respect to the Bank Credit Facilities.

In addition to the interest rate management tools described above we may, in line with our Hedging Policy, and with the consent of our Operating Parties, enter into the following interest rate hedging transactions:

•

forward rate agreements (FRAs);

•

interest rate swaps; and

•

interest rate options (caps, floors, collars).

Credit Risk

Commercial Credit Risk.

We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers’ financial condition are performed and generally no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

Financial Credit Risk.

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

In 2000, we implemented our Hedging Policy and engaged in our first hedging transactions. Our Treasury Department was focused on hedging short-term transactional exposure with use of forward and NDF instruments. In 2001 we increased the hedging coverage of short-term foreign currency transactional exposure and we started hedging transactional exposures related to long term financial cash flows. In 2002 we extended the hedging of short-term transaction exposure, while the share of hedged long-term financial cash flows also increased, due to redemption of part of our Existing Notes.  We also started hedging of floating interest rate risk arising from PLN tranches of our Bank Credit Facilities and we commenced hedging of principal risk related to some of our Existing Notes after negotiating subordinated credit lines that meet the requirements of our Bank Credit Facilities.

In 2003 we plan to keep the existing hedging coverage of foreign currency operating exposure resulting from handsets purchases by rolling over transactions concluded in 2002. We plan to further extend our coverage of foreign currency financing exposure by increasing the number of forward transactions (including subordinated ones) hedging our foreign currency cash flow exposures related to the nominal value of principal of the Existing Notes. We may also enter into new FRA transactions aimed at reduction of interest rate fluctuations.

A reduction in the level of foreign currency exposure was achieved in the first quarter of 2003 by a repurchase and redemption of a portion of the 10 7/8% Notes.

Quantitative Information about Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities, the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, are a source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses. No material changes have occurred that would impact our exposure to interest rate risk.

The Bank Credit Facilities as at March 31, 2003 consisted of a Zloty tranche of PLN 684.6 million at the rate of WIBOR plus a margin under the €550 million Bank Credit Facility. The Zloty tranche of the €150 million Bank Credit Facility and the multi-currency tranche of any of the Bank Credit Facilities were not utilized. The table below presents principal and interest payments on the Bank Credit Facilities as at March 31, 2003. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as at March 31, 2003, plus a margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 03/31/03
Variable Rate (PLN)	36,026	48,035	512,850	207,364	-	-	804,276	692,374
Weighted Average Effective Interest Rate 7.02%

The €150 million Bank Credit Facility was not utilized as at March 31, 2003.

In comparison, as at December 31, 2002 our interest rate risk liabilities consisted of Bank Credit Facilities.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Variable Rate (PLN)	84,564	281,551	636,412	200,406	-	-	1,202,933	990,217
Weighted Average Effective Interest Rate 8.54%

The €150 million Bank Credit Facility was not utilized as at December 31, 2002.

The fair value of variable rate long-term debt presented in the table normally equals to the carrying amount.

The fair value of fixed rate long-term debt presented in the table is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

Foreign Currency Risk

As of March 31, 2003 approximately 83% of our total long-term debt was denominated in foreign currencies (Euro and U.S. Dollar). The total financing debt represents selected liabilities as presented in the Financial Statements including the Bank Credit Facilities, the drawn tranches denominated in PLN, the 10¾% Notes, 11¼% Notes and 10⅞% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS license which is linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated and/or linked to Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

Foreign Currency Obligations

The table below summarizes, as at March 31, 2003 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the offer exchange rates quoted by our leading bank on March 31, 2003, which were PLN 4.1148 per U.S.$1.00 and PLN 4.4605 per €1.00

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 03/31/03
Fixed interest rate (Euro)
UMTS License	-	-	66,078	66,078	66,078	1,519,794	1,718,028	701,153
10⅞ Notes	43,715	87,429	87,429	87,429	87,429	869,521	1,262,952	910,200
11¼ Notes	140,127	140,127	140,127	140,127	140,127	1,525,824	2,226,459	1,447,234
Fixed interest rate (U.S.$)
10¾ Notes	27,485	54,970	54,970	54,970	566,321	-	758,716,	556,707
11¼ Notes	68,364	68,364	68,364	68,364	68,364	744,408	1,086,228	708,260
Headquarters Lease (1)	23,955	32,899	33,886	34,902	35,949	262,990	424,581	220,197

Total	303,646	383,789	450,854	451,870	964,268	4,922,537	7,476,964	4,543,751

(1)

Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2002. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.8388 per U.S.$1.00 and  PLN 4.0202 per €1.00

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Fixed interest rate (Euro)
UMTS License	-	-	60,303	60,303	60,303	1,386,969	1,567,878	441,952
10⅞ Notes	81,974	81,974	81,974	81,974	81,974	815,269	1,225,139	839,701
11¼ Notes	127,880	127,880	127,880	127,880	127,880	1,392,472	2,031,872	1,235,214
Fixed interest rate (U.S.$)
10¾ Notes	52,085	52,085	52,085	52,085	536,599	-	744,939	543,894
11¼ Notes	64,780	64,780	64,780	64,780	64,780	705,380	1,029,280	632,082
Headquarters Lease (1)	30,956	31,883	32,840	33,825	34,840	253,828	418,172	218,931

Total	357,675	358,602	419,862	420,847	906,376	4,553,918	7,017,280	3,911,774

 (1)

Includes index swaps embedded in the lease contract.

Hedging Transactions

A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve hedge accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Short term hedging transactions

In order to manage the volatility relating to our more significant short-term operating risks (cash outflows), we entered into a number of hedging transactions, including forward foreign currency exchange contracts and non-deliverable forward exchange currency contracts. In 2002, we entered into 105 forward and Non Deliverable Forward transactions for a total notional amount of €240.0 million and U.S. $4.5 million of which 78 transactions for a total amount of €180.0 were still open at the end of March 2003.

In the first quarter of 2003 we entered into 14 forward and Non Deliverable Forward transactions for a total notional amount of €35 million maturing in the first quarter of 2004 in order to replace hedging transactions concluded in 2002 and settled in the first quarter of 2003. As at March 31, 2003 we had 92 open forward and Non Deliverable Forward transactions for a notional amount of €215.0 million. The purpose of these transactions is to hedge our short-term foreign currency cash flow exposures arising from payments for handsets.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions, these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open short-term Euro transactions as of March 31, 2003, amounted to PLN 55.5 million and they all were presented under current assets in our Financial Statements.

In January 2003 we entered into ten short-term transactions hedging risk related to nominal value of the USD Existing Notes for the total amount of US$ 50 million. Due to restrictions of Bank Credit Facility agreements these transactions were concluded on a subordinated basis. The fair value of open subordinated forward transactions as of March 31, 2003, amounted to PLN 10.4 million and they all were presented under current asset in our Financial Statements.

During the first quarter of 2003 we entered into 4 forward rate agreement (FRA) contracts for a total notional amount of PLN 400 million in order to protect against interest rate volatility. The fair value of open FRA transactions as of March 31, 2003, was close to zero and they all were presented under current liabilities in our Financial Statements.

Medium and long term hedging

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10 7/8% Notes and the Euro portion of the 11¼% Notes and 50% of the coupon payments on the 10¾% Notes and the U.S. dollar portion of 11¼% Notes.  In 2002 some 50% of 10¾% Notes were redeemed and 6.3% of 10 7/8% Notes and 5.8% of the Euro portion of the 11¼% Notes were repurchased in the secondary market and redeemed. In the first quarter of 2003 an additional 2.5% of original amount of 10 7/8% Notes were repurchased in secondary market transactions and redeemed. After these operations the coupon payments coverage of each of the Notes increased to respectively 100%, 80% and 82%.

As of March 31, 2003, the fair value of cross currency interest swaps hedging a part of future interest payments on the Existing Notes amounted to a liability of PLN 32.3 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and we recognized an increase in fair value in the amount of PLN 25.9 million (net of deferred tax effect) as other reserve capital in equity. Additionally, as of March 31, 2003, PLN 6.4 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

In 2002 we entered into seven medium term transactions hedging risk related to nominal value of the Existing EUR Notes for the total amount of €140 million.  Due to restrictions of Bank Credit Facility agreements these transactions were concluded on a subordinated basis. The fair value of open subordinated forward transactions as of March, 2003, amounted to PLN 56.5 million and they all were presented under long term assets in our Financial Statements.

The table below provides information about foreign currency derivative instruments as at March 31, 2003.

Derivative instruments subject to foreign exchange risk (in thousand PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 3/31/03
Foreign currency forward contracts
Buy Euro/sell PLN [1]	46,707	8,820	-	-	-	-	55,527	55,527
Total	46,707	8,820	-	-	-	-	55,527	55,527
Foreign currency subordinated forward contracts
Buy Euro/sell PLN [1]		32,138	24,358	-	-	-	56,496	56,496
Buy USD/sell PLN [1]		10,395	-	-	-	-	10,395	10,395
Total		42,533	24,358	-	-	-	66,891	66,891
Cross currency interest rate swaps
Receive fixed EUR, pay fixed PLN [2]	(3,872)	(3,735)	(3,217)	(3,802)	(3,651)	-	(18,277)	21,927
Receive fixed USD, pay fixed PLN [2]	(15,091)	(21,610)	(21,305)	(9,479)	(9,529)	-	(77,014)	(54,213)
Total	(18,963)	(25,345)	(24,522)	(13,281)	(13,180)	-	(95,291)	(32,284)

(1)

Represents estimated cash inflows/outflows net from settlement of the contracts using settlement rates applicable to the current settlement period.

(2)

Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses on open contracts.

Other hedging activities

Following our entry into the Bank Credit Facilities in February 2001 and the amendment to the €150 Million Bank Credit Facility in September 2001, the payments related to our foreign currency obligations under our senior debt obligations changed. As the PLN tranches were substantially increased we were able to fully repay all foreign currency drawdowns and decrease the foreign currency risk carried in our balance sheet.

To reduce the level of foreign currency exposure resulting from the Existing Notes we redeemed in 2002 part of 10¾% Notes for a total amount of U.S.$127 million. Due to the same reason we repurchased in the secondary market and redeemed part of 11¼% Notes and 10 7/8% Notes for the total amount of €17.2 million and €12.5 million respectively. Further reduction of the level of foreign currency exposure was continued in the first quarter of 2003, when we repurchased and redeemed  €5.0 million of the 10 7/8% Notes.

All these operations were financed from PLN tranches of Bank Credit Facilities and PLN operating cash flows.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options are done by us with a binominal model. The model is based on the backward induction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. The reduced interest payments resulting from the redemption of the relevant notes will be recognized as they accrue.

As at March 31, 2003, we recognized the fair value of options of PLN 202.7 million and presented them as long-term financial assets in the balance sheet.

Part II. Other Information

Item 1. Legal proceedings

In 2001 TPSA appealed to the Antimonopoly Court in relation to the interconnection fees paid by TPSA to us for the international calls terminated in PTC’s network. The Court rejected TPSA’s claim on October 23, 2002 and upheld the decision of the Chairman of the Office for Telecommunications and Post Regulation (“OTRP”) from May 28, 2001, which forced TPSA to pay PTC a fee equal to the domestic fixed to mobile interconnection rate. Since May 2001 until the end of March 2003 revenues of PLN 168.5 million had been recognized from this source. TPSA has lodged a request for cassation against the judgment of the Anti-monopoly Court to the Supreme Court. Management, based on counsels advice, is of the opinion that the possibility that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgment is little and treated as a contingent liability.

On April 23, 2002, PTC and Polkomtel jointly requested the Anti-monopoly Office to start proceedings against TPSA. We are of the opinion that market promotions offered jointly by TPSA and its subsidiary PTK Centertel were anti-competitive in that TPSA abused its dominant position in the fixed-line telephony market to strengthen the position of its subsidiary in the mobile-telephony market in Poland. On July 4, 2002, the Anti-monopoly Office commenced the proceedings in the subject case and since then the first hearings have taken place. The case will be further investigated during 2003.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled.

In February 2003 PTC appealed to the Supreme Administrative Court against the decision of the General Inspector for Personal Data Security (Generalny Inspektor Ochrony Danych Osobowych “GIODO”), issued in October 2002,  requesting PTC to limit the amount of customer data gathered at the moment of signing a new contract with the subscriber. Such limitation could increase the risk of signing new contracts by reducing PTC’s ability to ascertain the probability of fraud.

To the best of our knowledge, there are no other material legal proceedings directly involving us as of the date of this 6-K Report.

Item 2. Material contracts

none

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within the 900 MHz band, together with a permit to install and use a GSM 900 network (the ”GSM 900 License”). This network was launched six months later in August 1996 and services were first offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the ”GSM 1800 License”). We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the ”UMTS License”), which is valid through January 1, 2023. In 2001, all three holders of the UMTS licenses asked for the postponement of the commercial launch date to January 1, 2005. In May 2002 OTRP agreed to change license terms and allow a one-year delay in the required date of commercial launch of UMTS services, now obligatory between January 1, 2004 and January 1, 2005.

At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

Recent Development of the Company

Following the delay of the UMTS services launch date, announced in May 2002, we renegotiated the use of proceeds under the terms of the Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly. Following the above amendments to the Bank Credit Facilities agreements, PTC decided to call 50.15% of the 10¾% Notes, a principal amount of US$ 127.0 million of its aggregated US$ 253.2 million due in 2007 at the price of 105.375% with redemption date of August 20, 2002. The holders of bonds to be redeemed were chosen by a random selection (by-a-lot redemption).

During the third quarter of 2002, we repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11%¼ Notes issued in November 1999. In the first quarter of 2003 we repurchased EUR 5.0 million of the 10⅞% Notes issued in May 2001. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes. The amounts of EUR 182.5 million of the 10⅞% Notes and EUR 282.75 million of the 11¼% Notes remain outstanding and continue to be listed on the Luxembourg Stock Exchange. However, PTC may from time to time decide to further repurchase those or any other of the outstanding Notes.

Starting from July 1, 2002, we are offering a new tariff plan for pre-paid subscribers. This launch of the new tariff plan was aimed to further increase the attractiveness of PTC’s pre-paid offer and followed the changes introduced in May 2002 (an SMS focused tariff plan). The new tariff plan “Together” is directed towards those customers, who make most of their calls within the PTC network (cheap intra-network calls and SMSs).

Starting from October 21, 2002, we introduced new tariff plans for both post-paid private and post-paid business customers. The main innovations introduced together with these tariff plans are: optional per 1 second billing (for an additional monthly fee), exchangeability of bundled minutes and SMSs, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. The new set of monthly fee and bundled minutes options is tailored more to higher ARPU customers. These new post-paid tariffs are expected to reduce post-paid ARPU over coming quarters but also support usage levels due to elasticity effects. Improving our value proposition and introducing pricing innovations to the market is intended to support our market share leadership in the post-paid market. These were the first major price reductions in post-paid tariffs since November 2000.

We were the first operator in Poland and one of the first in Europe to demonstrate a test video telephone connection using UMTS technology. This simultaneous transmission of voice and picture, performed during a telecommunications trade fair in Bydgoszcz in September 2002, shows future capabilities of UMTS technology – capabilities that would enable new forms of communication in the near future.

In November 2002 PTC launched the Era Omnix platform for provision of rich information and entertainment content, which is the first such project in Poland and one of few globally. Its functionality is inspired by similar solutions worldwide, e.g. the Japanese i-mode, though the two solutions are technologically different. An innovative model of co-operation with content providers enables them to easily update the information, which was initially grouped into over 200 thematic categories supplied by 24 content providers

On December 24, 2002 we signed an Annex to the Agreement on co-operation and interconnection with TPSA, in which the parties agreed all issues related to interconnection rates for domestic calls originated in TPSA network and terminated in our network, as well as for domestic calls originated in our network and terminated in TPSA network. The agreement allows for settlement of all outstanding interconnection fees and termination of all legal disputes between the parties, related to domestic interconnection rates. Under this agreement, the parties agreed a new set of interconnection rates for calls originated in our network and terminated in TPSA network, which are slightly above those originally set in the decision of the Chairman of OTRP on November 30, 2001. Regarding interconnection rates for calls originated in TPSA network and terminated in our network, the parties agreed a staged reduction in rates: the rate for calls during evening hours and during weekends and holidays has been lowered from February 1, 2003, and the rate for calls in the peak hours will be lowered from June 1, 2003. TPSA has accordingly committed to significantly lower its retail rates for calls to our network.

An appeal by TPSA, related to the interconnection fees paid by TPSA to us for the international calls terminated in our network was repealed by the Antimonopoly Court on October 23, 2002. The court upheld OTRP’s decision from May 28, 2001, which forced TPSA to pay us a fee equal to local fixed to mobile interconnection rate. On January 20, 2003 the Company was informed that TP SA lodged a cassation to the Supreme Court against the Antimonopoly Court’s judgment. Management is of the opinion that the possibility that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgment is little.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message paid by the operator in whose network the message has been originated to the operator who terminates the message. These new agreements will increase both our revenues and costs of interconnection from 2003 onwards.

We were awarded in the Polish Quality Award competition, winning a distinction of the first degree. The Polish Quality Award is a unique distinction, which an organization can receive for implementing Total Quality Management (TQM) philosophy. The Polish Quality Award is the most prestigious award in Poland promoting modern management methods.

The high quality standard of service that we provide has been underlined by a series of ISO certifications. The latest achievement is the Quality Management System ISO 9001:2000 certificate, which is unique in that it covers all business processes of the Company. Previously our ISO certificates only covered major customer service processes but now it also extends to supporting processes.

We have also received the Environmental Management System 14001 certificate. As an ISO 14001 certificate holder, we have a proven capacity to build, expand and operate our network in a controlled manner, free of any detrimental impact on the environment.

In January PTC launched a new co-operation initiative called Era Business Partnership Program. PTC’s partners are well-known IT companies, with whom PTC jointly prepares mobile business solutions for its corporate clients. The first partners are: Microsoft, Computerland, ATM, BCC and Comarch.

Personnel changes in the Supervisory Board

Mr Maciej Raczkiewicz, member of the Supervisory Board since 2002, resigned from his position in early April 2003. Mr Raczkiewicz was appointed as a member of the Supervisory Boarsd by Elekrim Telekomunikacja Sp. z o.o. Mr. Zygmunt Solorz-Żak has been appointed a new member of the Supervisory Board effective April 30, 2003.

New services

During the first quarter of 2003 we introduced several new products for our customers.

SMS users were offered a new, enhanced SMS Internet gateway, featuring many new functionalities, including EMS, messages combining text and graphics, SMS to e-mail, large size (up to 1600 letters) SMSs, security features etc. Standard service is free, while some of the new features are charged.

The possibility of an electronic recharge of pre-paid accounts has been extended by introducing it in PTC shops and dealer outlets. This convenient way to pay for additional pre-paid credit is now available in about 1200 outlets across the country.

The new service “Local calls”, introduced in March, offers our subscribers a possibility to select one area code in Poland and obtain a special reduced rate for calls to all fixed-line telephone numbers from this area.

PTC was the first Polish mobile operator to offer GPRS data transmission services to its pre-paid subscribers. All our subscribers have now access to a full range of data services, such as e-mail, WAP and Internet access or rich information and entertainment content provided on our Era Omnix platform.

The selection of PTC’s information services was enriched by a new way to access information content using a voice portal, partly navigated with a voice recognition system. An addition to the range of entertainment services were new Java games.

Awards

Mr. Bogusław Kułakowski, Chairman and Director General of PTC, was awarded two prizes as the Manager of the Year in 2002. One was awarded by the “Świat Telekomunikacji” monthly and the other one by the „Mobile Internet” monthly, which also awarded PTC with a prize of the „Telecommunications hit of the Year” for the 1-second billing introduced in the post-paid tariffs in 2002.

An independent opinion poll performed by TNS OBOP found Era, our brand, to be the most popular of the three mobile brands in the Polish market.

Our corporate Internet site www.era.pl was ranked first among the most popular telecommunications Internet sites in Poland. It is also the fifth most popular address among all Polish Internet sites.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Martin Schneider

Martin Schneider, Director of Strategy, Marketing and Sales

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

May 15, 2003

Footnotes

1 EBITDA margin is calculated as a relation of EBITDA (as reconciled in Item 2. - Management's Discussion and Analysis of Financial Condition and Results of Operations – Statement of Operations Data) to Total Net Sales.

2 Please refer to calculations used to derive ARPU statistics presented in Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations – Operating Overview.

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